Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three month period ended March 31, 2023 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F, the “2022 20-F”).

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$94,443	$122,715
Restricted cash, current	12,343	12,102
Accounts receivable, net	39,694	33,378
Contract assets	42,386	38,447
Prepaid expenses	28,914	28,207
Other current assets	625	1,668

Total current assets	218,405	236,517

Property and equipment, net	12,469	12,881
Intangible assets, net	145,970	149,248
Operating lease right of use assets	6,795	6,459
Goodwill	316,074	309,894
Investments	23,008	23,682
Restricted cash, non-current	24,686	24,203
Other assets	10,450	10,453

Total assets	$757,857	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,359	$33,121
Accrued expenses	60,225	56,956
Deferred revenue	35,443	41,273
Current debt	7,179	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,337	3,462
Other current liabilities	17,219	22,001

Total current liabilities	144,762	171,140

Long-term debt – less current portion	35	7,088
Deferred tax liability	15,539	15,009
Operating lease liabilities, non-current	3,622	3,284

Total liabilities	163,958	196,521

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 212,153,012 shares issued and 208,047,064 shares outstanding at March 31, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,122	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at March 31, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,619,750	1,568,917
Treasury stock, at cost, 4,105,948 shares at March 31, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(964,121)	(938,953)
Accumulated other comprehensive loss	(46,201)	(55,169)

Total shareholders’ equity	593,899	576,816

Total liabilities and shareholders’ equity	$757,857	$773,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
Revenue	$97,229	$85,923
Cost of revenue	87,697	101,375

Gross profit (loss)	9,532	(15,452)

Operating expenses:
Sales and marketing	7,391	9,232
Research and development	6,269	7,391
General and administrative	18,074	32,804
Transaction expenses	828	128

Total operating expense	32,562	49,555

Loss from operations	(23,030)	(65,007)

Interest income (expense), net	418	(391)
Loss on disposal of assets	(11)	(6)
(Loss) gain on fair value remeasurement of contingent consideration	(2,433)	4,408
Change in fair value of derivative warrant liabilities	(534)	8,742
Gain on foreign currency	801	12,632

Total other (expense) income	(1,759)	25,385

Loss before income taxes	(24,789)	(39,622)

Income tax expense	(648)	(576)
Gain from equity method investment	269	—

Net loss	$(25,168)	$(40,198)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.12)	$(0.21)
Weighted average common stock outstanding:
Basic and diluted	206,207,413	195,760,284

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31,
	2023	2022
Net loss	$(25,168)	$(40,198)
Other comprehensive loss:
Foreign currency translation adjustments	8,968	(29,526)

Comprehensive loss	$(16,200)	$(69,724)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(25,168)	—	(25,168)
Stock-based compensation	—	—	—	—	10,543	—	—	—	—	10,543
Vesting of shares	953,117	10	—	—	(10)	—	—	—	—	—
Issuance of common stock in connection with business combinations	1,677,920	17	—	—	8,423	—	—	—	—	8,440
Issuance (acquisition) of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,968	8,968

Balance at March 31, 2023	212,153,012	$2,122	18,500,000	$2	$1,619,750	(4,105,948)	$(17,653)	$(964,121)	$(46,201)	$593,899

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2022	193,585,625	$1,936	18,500,000	$2	$1,461,730	—	$—	$(757,317)	$(173)	$706,178
Net loss	—	—	—	—	—	—	—	(40,198)	—	(40,198)
Stock-based compensation	—	—	—	—	37,180	—	—	—	—	37,180
Vesting of restricted shares	1,622,776	16	—	—	(16)	—	—	—	—	—
Issuance of common stock in connection with business combinations	2,701,576	27	—	—	17,425	—	—	—	—	17,452
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(29,526)	(29,526)

Balance at March 31, 2022	197,909,977	$1,979	18,500,000	$2	$1,516,319	—	$—	$(797,515)	$(29,699)	$691,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31	March 31
	2023	2022
Cash Flows from operating activities:
Net loss	$(25,168)	$(40,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,308	17,495
Loss on disposal of assets	11	6
Loss (gain) on fair value remeasurement of contingent consideration	2,433	(4,408)
Stock-based compensation	10,561	37,180
Change in fair value of derivative warrant liabilities	534	(8,742)
Non-cash interest expense, net	72	172
Non-cash lease expense	964	1,849
Amortization of contract cost	226	229
Deferred income taxes	227	11
Provision for doubtful accounts	58	1,020
Gain from equity method investment	(269)	—
Gain on foreign currency remeasurement	(795)	(9,967)
Changes in operating assets and liabilities
Accounts receivable	(5,657)	(5,310)
Contract asset	(3,143)	(12,274)
Prepaid expenses	(143)	(5,947)
Other current assets	1,066	1,832
Other assets	(576)	(3,274)
Accounts payable	(12,306)	1,360
Accrued expenses	2,113	(3,051)
Deferred revenue	(6,592)	6,964
Other current liabilities	925	1,980
Operating lease liabilities	(1,019)	(1,844)
Other liabilities	327	(278)

Net cash used in operating activities	(18,843)	(25,195)
Cash flows from investing activities:
Purchases of property and equipment	(310)	(1,159)
Capitalization of internally developed software costs	(9,979)	(10,419)
Distributions from (contribution to) equity method investments	1,398	(7,871)
Equity investments without readily determinable fair values	—	(150)
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	—	121

Net cash used in investing activities	(8,891)	(19,498)
Cash flows from financing activities:
Repayment of loans and mortgage	(5)	—
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(580)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	766	(3,512)
Net decrease in cash, cash equivalents and restricted cash	(27,548)	(48,205)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$131,472	$174,173

Supplemental disclosure of cash activities:
Cash received (paid) during the period for interest	$490	$(219)
Cash paid during the period for income taxes	$(179)	$(13)
Supplemental disclosure of noncash investing and financing activities:
Shares acquired by subsidiary from cashless Public Warrant exercise	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$8,440	$17,452

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2022 20-F. The condensed consolidated balance sheet as of December 31, 2022, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2023, its results of operations, comprehensive loss and shareholders’ equity for the three months ended March 31, 2023 and 2022, and its cash flows for the three months ended March 31, 2023 and 2022. The results of the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the year ended December 31, 2023 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Treasury Stock

Treasury stock represents the shares of the Company that are held in treasury. Treasury stock is recorded at cost and deducted from shareholders’ equity.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s condensed consolidated financial statements and does not expect it to have a material impact on the condensed consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Leases. The guidance in ASU 2016-02 and subsequently issued amendments requires lessees to capitalize virtually all leases with terms of more than twelve months on the balance sheet as a right-of-use asset and recognize an associated lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing or operating leases and their classification affects the recognition of expense in the income statement. Lessor accounting remains largely unchanged, other than certain targeted improvements intended to align lessor accounting with the lessee accounting model and with the updated revenue recognition guidance.

The Company adopted the new standard on January 1, 2022 using the modified retrospective approach by recognizing and measuring leases without revising comparative period information or disclosures. The Company elected the transition package of practical expedients permitted within the standard, which allowed the Company to carry forward assessments on whether a contract was or contains a lease, historical lease classification and initial direct costs for any leases that existed prior to adoption date.

On the adoption date, the Company recorded operating right-of-use assets of $18.4 million, including an offsetting lease incentive of $1.1 million, along with associated operating lease liabilities of $19.5 million.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the condensed consolidated statements of operations. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended March 31,
	2023	2022
Revenue by Product Line
Betting Technology, Content and Services	$64,740	$49,721
Media Technology, Content and Services	21,764	24,129
Sports Technology and Services	10,725	12,073

Total	$97,229	$85,923

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended March 31,
	2023	2022
Revenue by geographical market:
Europe	$55,020	$44,239
Americas	37,244	36,028
Rest of the world	4,965	5,656

Total	$97,229	$85,923

In the three months ended March 31, 2023, the United States, Gibraltar and Malta represented 30%, 13% and 10% of total revenue, respectively. In the three months ended March 31, 2022, the United States, Gibraltar and Malta represented 36%, 12% and 10% of total revenue, respectively.

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the three months ended March 31, 2023 and 2022, respectively.

Revenue from Other Sources

For the three months ended March 31, 2023, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $440.4 million as of March 31, 2023. The Company expects to recognize approximately 60% in revenue within one year, and the remainder in the next 13 – 117 months.

During the three months ended March 31, 2023, the Company recognized revenue of $18.0 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of March 31, 2023, the Company had $42.4 million of contract assets and $35.4 million of contract liabilities, recognized as deferred revenue. As of December 31, 2022, the Company had $38.4 million of contract assets and $41.3 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of March 31, 2023 within the next 12 months.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 3. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of March 31, 2023 and December 31, 2022 are as follows (in thousands):

	March 31,	December 31,
	2023	2022
Cash and cash equivalents	$94,443	$122,715
Restricted cash, current and non-current	37,029	36,305

Cash, cash equivalents and restricted cash	$131,472	$159,020

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £30.0 million ($37.0 million as of March 31, 2023). See Note 16 – Commitments and Contingencies.

Note 4. Accounts Receivable, Net

As of March 31, 2023, accounts receivable, net consisted of accounts receivable of $42.2 million less allowance for doubtful accounts of $2.5 million. As of December 31, 2022, accounts receivable, net consisted of accounts receivable of $35.9 million less allowance for doubtful accounts of $2.5 million.

Note 5. Intangible Assets, Net

Intangible assets subject to amortization as of March 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$65,020	$29,682	$35,338
Marketing products	7	57,298	27,097	30,201
Technology	1	103,013	77,042	25,971
Capitalized software	2	115,773	61,313	54,460

Total intangible assets		$341,104	$195,134	$145,970

Intangible assets subject to amortization as of December 31, 2022 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	6	$63,748	$27,508	$36,240
Marketing products	7	56,178	23,570	32,608
Technology	1	100,999	70,312	30,687
Capitalized software	2	103,568	53,855	49,713

Total intangible assets		$324,493	$175,245	$149,248

Amortization expense was $16.1 million and $16.4 million for the three months ended March 31, 2023 and 2022, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 6. Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2022	$309,894
Effect of currency translation remeasurement	6,180

Balance as of March 31, 2023	$316,074

No impairment of goodwill was recognized for the three months ended March 31, 2023 and 2022.

Note 7. Other Assets

Other assets (current and long-term) as of March 31, 2023 and December 31, 2022 are as follows (in thousands):

	March 31, 2023	December 31, 2022
Other current assets:
Non-trade receivables	$302	$1,385
Inventory	323	283

Total other current assets	$625	$1,668

Other assets:
Security deposit	$1,648	$1,364
Corporate tax receivable	4,827	5,472
Sales tax receivable	2,195	1,779
Contract costs	1,780	1,838

Total other assets	$10,450	$10,453

Note 8. Debt

The following table summarizes outstanding debt balances as of March 31, 2023 and December 31, 2022 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	March 31, 2023	December 31, 2022
Genius Sports Italy Srl Mortgage	December 2010	December 2025	2.6%	$58	$62
Promissory Note	January 2022	January 2024	4.7%	7,156	14,431

				$7,214	$14,493
Less current portion of debt				(7,179)	(7,405)

Non-current portion of debt				$35	$7,088

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to $0.1 million as of March 31, 2023, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incur no cash interest. The Company has determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matures on January 1, 2024. As of March 31, 2023, the face value of the outstanding promissory note was $10.0 million Canadian Dollars, equivalent to $7.2 million. The estimated fair value of the promissory note approximates the carrying value.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of March 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under its lines of credit.

Interest Expense

Interest expense was $0.3 million and $0.4 million for the three months ended March 31, 2023 and 2022, respectively.

Debt Maturities

Expected future payments for all borrowings as of March 31, 2023 are as follows:

Fiscal Period:	(in thousands)
2023	$18
2024	7,178
2025	18
2026	—
2027	—
Thereafter	—

Total payment outstanding	$7,214

Note 9. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the New York Stock Exchange (“NYSE”).

The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.

For the three months ended March 31, 2023 and 2022, a loss of $0.5 million and a gain of $8.7 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Other Liabilities

Other current liabilities as of March 31, 2023 and December 31, 2022 are as follows (in thousands):

	March 31,	December 31,
	2023	2022
Other current liabilities:
Other payables	$4,048	$3,667
Deferred consideration	8,422	7,605
Contingent consideration	4,749	10,729

Total other current liabilities	$17,219	$22,001

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding, net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three months ended March 31, 2023 and 2022 is as follows (in thousands except share and per share data):

	Three Months ended March 31,
	2023	2022
Net loss attributable to common stockholders – basic and diluted	$(25,168)	$(40,198)
Basic and diluted weighted average common stock outstanding	206,207,413	195,760,284

Loss per share attributable to common stockholders – basic and diluted	$(0.12)	$(0.21)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months ended March 31,
	2023	2022
Stock options to purchase common stock	357,945	434,802
Unvested restricted shares	3,245,735	7,252,784
Public and private placement warrants to purchase common stock	—	7,668,381
Unvested equity-settled restricted share units	2,436,923	—
Unvested equity-settled performance-based restricted share units	4,422,907	—
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000

Total	28,963,510	33,855,967

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.

Second Spectrum Restricted Shares

On June 15, 2021, as part of the Company’s acquisition of Second Spectrum, Inc (“Second Spectrum”) the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.

A summary of the Company’s overall restricted shares activities for the three months ended March 31, 2023 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2022	3,417,484	$7.39
Vested	(171,749)	$8.62

Unvested restricted shares as of March 31, 2023	3,245,735	$7.32

The compensation cost recognized for the restricted shares during the three months ended March 31, 2023 and 2022 was $2.2 million, and $14.4 million, respectively.

As of March 31, 2023, total unrecognized compensation cost related to the restricted shares was $4.4 million and is expected to be recognized over a weighted-average service period of 1.0 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock Options

2021 Option Plan

On April 20, 2021 (“Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

A summary of the Company’s options activity for the three months ended March 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2022	357,945	$10.00	3.3	$—

Outstanding as of March 31, 2023	357,945	$10.00	3.1	$—
Exercisable as of March 31, 2023	173,853

Unvested as of March 31, 2023	184,092

The compensation cost recognized for options during the three months ended March 31, 2023 and 2022 was $0.2 million and $0.3 million, respectively. The total fair value of options that vested during the three months ended March 31, 2023 was $0.1 million.

As of March 31, 2023, the Company had $1.2 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 2.0 years.

2022 Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

On April 5, 2022, the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Equity-settled Restricted Share Units

The estimated Grant Date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the three months ended March 31, 2023 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2022	2,719,136	$4.12
Granted	533,461	$3.78
Forfeited	(34,172)	$4.27
Vested	(781,502)	$4.19

Unvested RSUs as of March 31, 2023	2,436,923	$4.02

The compensation cost recognized for RSUs during the three months ended March 31, 2023 and 2022 was $1.3 million and zero, respectively.

As of March 31, 2023, the Company had $7.9 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of less than $0.1 million as of March 31, 2023.

The estimated Grant Date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the three months ended March 31, 2023 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2022	17,819	$4.27
Vested	(5,941)	$4.27

Unvested Cash-settled RSUs as of March 31, 2023	11,878	$4.27

The compensation cost recognized for Cash-settled RSUs during the three months ended March 31, 2023 and 2022 was less than $0.1 million and less than $0.1 million, respectively.

As of March 31, 2023, the Company had $0.1 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement the performance goals, but remain subject to vesting for the full three-year service period.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

The estimated Grant Date fair value of the Company’s PSUs subject to a market condition granted under the 2022 Employee Incentive Plan in the first quarter of fiscal year 2023 was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	3.0	years
Common stock price (2)	$3.75
Volatility (3)	85.0%
Risk-free rate (4)	3.9%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on the Company’s historical volatility over a term of 2.3 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 3.0 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s PSUs activity for the three months ended March 31, 2023 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2022	1,849,942	$3.53
Granted	2,572,965	$2.12

Unvested PSUs as of March 31, 2023	4,422,907	$2.71

The compensation cost recognized for PSUs during the three months ended March 31, 2023 and 2022 was $1.0 million and zero, respectively.

As of March 31, 2023, the Company had $8.8 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.4 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NFL Warrants

On April 1, 2021, the Company entered into a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the three months ended March 31, 2023 is as follows:

Number of Warrants
Outstanding as of December 31, 2022	18,500,000

Outstanding as of March 31, 2023	18,500,000

The cost recognized for the warrants during the three months ended March 31, 2023 and 2022 was $5.9 million and $22.5 million, respectively. The warrants vest over a three year period, ending on April 1, 2023, and as of March 31, 2023, the Company had no unrecognized stock-based compensation expense related to the warrants. No warrants vested in the three months ended March 31, 2023.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Cost of revenue	$5,979	$22,484
Sales and marketing	568	593
Research and development	441	222
General and administrative	3,573	13,881

Total	$10,561	$37,180

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Public Warrants are classified as Level 1 financial instruments. The fair value of Public Warrants is measured based on the listed market price of such warrants.

The change in the fair value of the derivative warrant liabilities (Public Warrants) for the three months ended March 31, 2023 is summarized as follows (in thousands):

Public Warrants
Derivative warrant liabilities at December 31, 2022	$6,922
Change in fair value	534
Exercise of warrants	(7,438)
Foreign currency translation adjustments	(18)

Derivative warrant liabilities at March 31, 2023	$—

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent Consideration	—	—	4,749	4,749

Total liabilities	$—	$—	$4,749	$4,749

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2023
Beginning balance – January 1	$10,729
Issuance of shares (1)	(8,440)
Loss on fair value remeasurement of contingent consideration (2)	2,433
Foreign currency translation adjustments	27

Ending balance – March 31	$4,749

(1)

On February 21, 2023, the Company issued 1,677,920 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(2)	Loss on fair value remeasurement of contingent consideration mainly relates to the Second Spectrum acquisition.

As of March 31, 2023, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax expense of $0.6 million and $0.6 million, relative to pre-tax loss of $24.8 million and $39.6 million for the three months ended March 31, 2023 and 2022, respectively.

As of March 31, 2023 and December 31, 2022, the Company had no unrecognized tax benefits.

Note 15. Operating Leases

The Company leases office and data center facilities under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of March 31, 2023, the Company’s lease agreements typically have terms not exceeding five years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three months ended March 31,
	2023	2022
Operating lease cost	$1,016	$1,672
Short term lease cost	288	102
Variable lease cost	68	102
Sublease income	(310)	(310)

Total lease cost	$1,062	$1,566

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Three months ended March 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,019	$1,844
Right-of-use assets obtained in exchange for new operating lease liabilities	1,113	—
Weighted-average remaining lease term (in years):
Operating leases	2.2	2.9
Weighted-average discount rate:
Operating leases	2.5%	1.6%

During the three months ended March 31, 2023, the Company entered into a long-term lease for office space in London, United Kingdom, resulting in additional lease liabilities of $1.1 million.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of March 31, 2023, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2023 (Remaining)	$2,751
2024	2,728
2025	1,426
2026	280
2027	—
Thereafter	—
Total minimum lease payments	7,185
Less: Imputed interest	(226)

Present value of lease liabilities	$6,959

The right-of-use assets and liabilities derecognized upon termination of lease contracts were as follows (in thousands):

	Three months ended March 31,
	2023	2022
Leases terminated	—	2
Right-of-use assets derecognized upon lease termination	$—	$177
Lease liabilities derecognized upon lease termination	—	177

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of March 31, 2023, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2023 (Remaining)	$104,831
2024	138,480
2025	51,947
2026	20,898
2027	13,819
Thereafter	20,809

Total	$350,784

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $95.2 million as of March 31, 2023, with approximately $21.2 million due within one year and the remaining due by 2028.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

As of March 31, 2023, the Company is not party to active litigation. The Company resolved litigation with Sportradar and BetConstruct in the fourth quarter of fiscal year 2022.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company previously had bank guarantees with Barclays Bank PLC. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value, resulting in the Company recognizing restricted cash of £30.0 million ($37.0 million) as of March 31, 2023.

The Company recorded $0.2 million and $0.2 million in interest expense in the three months ended March 31, 2023 and 2022, respectively.

Note 17. Related Party Transactions

The Company made payments of $0.1 million and less than $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three months ended March 31, 2023 and 2022, respectively.

In the three months ended March 31, 2023, the Company granted 18,868 RSUs to one independent member of the board of directors, vesting in March 2024.

The Company recognized compensation cost of $0.2 million and $0.1 million during the three months ended March 31, 2023 and 2022, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Note 18. Subsequent Events

In preparing the condensed consolidated financial statements as of March 31, 2023, the Company has evaluated subsequent events through May 9, 2023, which is the date the condensed consolidated financial statements were issued.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2023 and 2022 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2022 in our 2022 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 750 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Following the acquisition of Second Spectrum, Inc (“Second Spectrum”), Genius is now a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”), National Basketball Association (“NBA” through to the end of the 2022/23 season) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season and NFL data rights contract, which runs through the end of the 2026-2027 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	March 31,
	2023	2022
Events under official rights	182,247	198,984
Of which, exclusive	123,145	132,156

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in a $5.7 million and $5.3 million decrease in reported revenue for the three months ended March 31, 2023 and 2022, respectively. Throughout this quarterly report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended March 31,
	2023	2022
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$64,740	$49,721
Media Technology, Content and Services	21,764	24,129
Sports Technology and Services	10,725	12,073

Total Revenue	$97,229	$85,923

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities through the acquisition of Photospire Limited (“Spirable”) and their creative performance platform, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games through the acquisition of Fan Hub Media Holdings Pty Limited (“FanHub”). Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Also included within Sports Technology, Content and Services are revenues derived from Sportzcast, Inc. (“Sportzcast”), a company acquired in December 2020, and Second Spectrum, acquired in June 2021. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services through the acquisition of Second Spectrum. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

(Loss) gain on fair value remeasurement of contingent consideration. Gain on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public and private warrant liabilities assumed as part of the Merger. Warrant liabilities are revalued at each reporting period.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements appearing elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration and gain on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated:

	Three Months Ended March 31,
	2023	2022
	(dollars, in thousands)
Consolidated net loss	$(25,168)	$(40,198)
Adjusted for:
Net, interest (income) expense	(418)	391
Income tax expense	648	576
Amortization of acquired intangibles (1)	9,733	10,721
Other depreciation and amortization (2)	7,801	7,003
Stock-based compensation (3)	10,705	37,180
Transaction expenses	828	128
Litigation and related costs (4)	784	4,917
Change in fair value of derivative warrant liabilities	534	(8,742)
Loss (gain) on fair value remeasurement of contingent consideration	2,433	(4,408)
Gain on foreign currency	(801)	(12,632)
Other (5)	963	2,171

Adjusted EBITDA	$8,042	$(2,893)

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets and severance costs.

On a constant currency basis, Adjusted EBITDA would have been a loss of $4.2 million for the three months ended March 31, 2022.

Constant Currency

Certain income statement items in this Report on Form 6-K are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Operating Results

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended		Variance
	March 31, 2023	March 31, 2022	In dollars	In %

	(dollars, in thousands)
Revenue	$97,229	$85,923	$11,306	13%
Cost of revenue(1)	87,697	101,375	(13,678)	(13%)

Gross profit (loss)	9,532	(15,452)	24,984	162%

Operating expenses:
Sales and marketing(1)	7,391	9,232	(1,841)	(20%)
Research and development(1)	6,269	7,391	(1,122)	(15%)
General and administrative(1)	18,074	32,804	(14,730)	(45%)
Transaction expenses	828	128	700	547%

Total operating expense	32,562	49,555	(16,993)	(34%)

Loss from operations	(23,030)	(65,007)	41,977	65%

Interest income (expense), net	418	(391)	809	207%
Loss on disposal of assets	(11)	(6)	(5)	(83%)
(Loss) gain on fair value remeasurement of contingent consideration	(2,433)	4,408	(6,841)	(155%)
Change in fair value of derivative warrant liabilities	(534)	8,742	(9,276)	(106%)
Gain on foreign currency	801	12,632	(11,831)	(94%)

Total other (expense) income	(1,759)	25,385	(27,144)	(107%)

Loss before income taxes	(24,789)	(39,622)	14,833	37%

Income tax expense	(648)	(576)	(72)	(13%)
Gain from equity method investment	269	—	269	—

Net loss	$(25,168)	$(40,198)	$15,030	37%

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended		Variance
	March 31, 2023	March 31, 2022	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$5,979	$22,484	$(16,505)	(73%)
Sales and marketing	568	593	(25)	(4%)
Research and development	441	222	219	99%
General and administrative	3,717	13,881	(10,164)	(73%)

Total stock-based compensation	$10,705	$37,180	$(26,475)	(71%)

Revenue

Revenue was $97.2 million for the three months ended March 31, 2023 compared to $85.9 million for the three months ended March 31, 2022. Revenue increased $11.3 million, or 13%. On a constant currency basis, revenue would have increased $15.6 million, or 19% in the three months ended March 31, 2023.

Betting Technology, Content and Services revenue increased $15.0 million, or 30%, to $64.7 million for the three months ended March 31, 2023 from $49.7 million for the three months ended March 31, 2022. New customer acquisitions contributed $8.2 million to the increase, while a further $6.9 million was driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $18.0 million, or 39% in the three months ended March 31, 2023.

Media Technology, Content and Services revenue decreased $2.4 million, or 10%, to $21.8 million for the three months ended March 31, 2023 from $24.1 million for the three months ended March 31, 2022, as a result of a change in the macroeconomic environment and adverse foreign exchange movements. On a constant currency basis, Media Technology, Content and Services revenue would have decreased $1.6 million, or 7% in the three months ended March 31, 2023.

Sports Technology and Services revenue decreased $1.3 million, or 11%, to $10.7 million for the three months ended March 31, 2023 from $12.1 million for the three months ended March 31, 2022, primarily due to lower revenues from non-cash consideration contracts and adverse foreign exchange movements. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $3.3 million in the three months ended March 31, 2023 compared to $3.9 million in the three months ended March 31, 2022. On a constant currency basis, Sports Technology and Services revenue would have decreased $0.8 million, or 7% in the three months ended March 31, 2023.

Cost of revenue

Cost of revenue was $87.7 million for the three months ended March 31, 2023, compared to $101.4 million for the three months ended March 31, 2022. The $13.7 million decrease in cost of revenue includes a $16.5 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $2.8 million, which is primarily driven by higher data rights costs.

Data and streaming rights costs were $38.7 million for the three months ended March 31, 2023, compared to $34.0 million for the three months ended March 31, 2022. The $4.7 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $9.5 million for the three months ended March 31, 2023, compared to $11.6 million for the three months ended March 31, 2022. The $2.1 million decrease is driven primarily by lower programmatic advertising revenues.

Amortization of capitalized software development costs was $6.3 million for the three months ended March 31, 2023, compared to $5.5 million for the three months ended March 31, 2022. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $10.4 million for the three months ended March 31, 2023, compared to $11.2 million for the three months ended March 31, 2022, due to favorable foreign exchange movements.

Sales and marketing

Sales and marketing expenses were $7.4 million for the three months ended March 31, 2023, compared to $9.2 million for the three months ended March 31, 2022. The $1.8 million decrease was primarily driven by lower staff costs and favorable foreign exchange movements.

Research and development

Research and development expenses were $6.3 million for the three months ended March 31, 2023, compared to $7.4 million for the three months ended March 31, 2022. The $1.1 million decrease includes a $0.2 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $1.3 million, which was primarily due to a lower allocation of overhead costs and favorable foreign exchange movements.

General and administrative

General and administrative expenses were $18.1 million for the three months ended March 31, 2023, compared to $32.8 million for the three months ended March 31, 2022. The $14.7 million decrease includes a $10.2 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $4.6 million, which was driven by lower legal fees after outstanding litigation was resolved in the fourth quarter of fiscal year 2022.

Transaction expenses

Transaction expenses were $0.8 million and $0.1 million for the three months ended March 31, 2023 and 2022, respectively. Transaction expenses in the three months ended March 31, 2023 related to the exercise of outstanding public warrants.

Interest income (expense), net

Interest income, net was $0.4 million for the three months ended March 31, 2023, compared to interest expense of $0.4 million for the three months ended March 31, 2022. The change to net interest income from net interest expense is primarily due to $0.7 million interest income on restricted cash balances in the period.

(Loss) gain on fair value remeasurement of contingent consideration

Genius recorded a loss on fair value remeasurement of contingent consideration of $2.4 million for the three months ended March 31, 2023, compared to a gain of $4.4 million for the three months ended March 31, 2022, related to the Second Spectrum and Spirable acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of $0.5 million and a gain of $8.7 million for the three months ended March 31, 2023 and 2022, respectively, due to revaluation of the public warrants assumed as part of the Merger.

Gain on foreign currency

Genius recorded foreign currency gains of $0.8 million and $12.6 million for the three months ended March 31, 2023 and 2022, respectively. The gains in the three months ended March 31, 2023 and 2022 were mainly due to the depreciation of the GBP against local currencies during those periods.

Income tax expense

Income tax expense was comparable, with $0.6 million for the three months ended March 31, 2023 and $0.6 million for the three months ended March 31, 2022.

Gain from equity method investment

Gain from equity method investment was $0.3 million for the three months ended March 31, 2023, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $25.2 million for the three months ended March 31, 2023 and $40.2 million for the three months ended March 31, 2022.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $7.2 million and $14.5 million in debt outstanding as of March 31, 2023 and December 31, 2022, respectively. Substantially all of this debt was in the form of Promissory Notes bearing non-cash interest at 4.7% annually.

In addition, Genius has a £0.2 million overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 6-K.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Three Months Ended March 31,
	2023	2022

	(dollars, in thousands)
Net cash used in operating activities	$(18,843)	$(25,195)
Net cash used in investing activities	(8,891)	(19,498)
Net cash used in financing activities	(580)	—

Operating activities

Net cash used in operating activities was $18.8 million and $25.2 million in the three months ended March 31, 2023 and 2022, respectively. In the three months ended March 31, 2023 net cash used in operating activities primarily reflected changes in working capital of $25.0 million, offset by Genius’ net loss net of non-cash items of $6.2 million, due to improved trading performance. In the three months ended March 31, 2022, net cash used in operating activities primarily reflected changes in working capital of $19.8 million, and the impact of Genius’ net loss net of non-cash items of $5.4 million.

Investing activities

Net cash used in investing activities was $8.9 million and $19.5 million in the three months ended March 31, 2023 and 2022, respectively. In the three months ended March 31, 2023, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $10.0 million and purchases of property and equipment of $0.3 million, offset by distributions from equity method investments of $1.4 million. In the three months ended March 31, 2022, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $10.4 million, purchases of property and equipment of $1.2 million and equity investments of $8.0 million.

Financing activities

Net cash used in financing activities was $0.6 million and zero in the in the three months ended March 31, 2023 and 2022, respectively In the three months ended March 31, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Critical Accounting Policies and Estimates

Genius’ condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ condensed consolidated financial statements. Genius’ significant accounting policies include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Business Combinations

•	Stock-based Compensation

•	Warrants

•	Income Tax

•	Goodwill Impairment

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

OTHER INFOMRATION

Legal and Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are not currently involved in material legal proceedings. See Note 16—Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2022.